K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

811-00582
Branch 18

Nicholas G. Terris
D 202.778.9408
F 202.778.9100
nicholas.terris@klgates.com

February 7, 2012

BY HAND

FEB 07 2012

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
FEB 23 2012
OFFICE OF THE SECRETARY

Re: *Gamoran v. Neuberger Berman Management LLC, et al.*
Case No. 1:11-cv-07957-TPG (United States District Court for the Southern District of New York)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 please find a copy of the verified derivative and class action complaint in this purported shareholder class and derivative action. This firm represents nominal defendant Neuberger Berman Equity Funds and certain of its current and former independent trustees.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Nicholas G. Terris

Nicholas G. Terris

Enclosure

12000135

UNITED STATES DISTRICT COURT
DISTRICT OF DELAWARE

BENJAMIN M. GAMORAN, derivatively on behalf of the nominal defendant with respect to its series mutual fund, the Neuberger Berman International Fund, Plaintiff, - against - NEUBERGER BERMAN, LLC, NEUBERGER BERMAN MANAGEMENT LLC, BENJAMIN SEGAL, MILU E. KOMER, PETER E. SUNDMAN, JACK L. RIVKIN, JOHN CANNON, FAITH COLISH, MARTHA C. GOSS, C. ANNE HARVEY, ROBERT A. KAVESH, HOWARD A. MILEAF, EDWARD I. O'BRIEN, WILLIAM E. RULON, CORNELIUS T. RYAN, TOM D. SEIP, CANDACE L. STRAIGHT, AND PETER P. TRAPP, Defendants, - and - NEUBERGER BERMAN EQUITY FUNDS d/b/a NEUBERGER BERMAN INTERNATIONAL FUND, NB1SX Nominal Defendant.	FEB 07 2012 Civil Action No.:________ CLASS ACTION COMPLAINT JURY TRIAL DEMANDED RECEIVED FEB 23 2012 OFFICE OF THE SECRETARY

VERIFIED DERIVATIVE AND CLASS ACTION COMPLAINT

Plaintiff respectfully alleges as follows:

OVERVIEW

1. This action arises from wrongful acts committed by the defendants ("Defendants") when they unlawfully invested money entrusted to them in illegal gambling businesses. These unlawful investments suffered significant losses when the government began arresting principals of the gambling enterprises during a law enforcement crackdown beginning in the summer of 2006.

2. Plaintiff Benjamin M. Gamoran ("Plaintiff") is a shareholder in nominal defendant Neuberger Berman Equity Funds ("Nominal Defendant") through its Neuberger Berman International Fund portfolio (the "Fund"). He sues derivatively on behalf of the Nominal Defendant (with respect to the Fund) to recover the money that Defendants squandered on illegal investments in criminal organizations. Plaintiff also seeks forfeiture of the over $11 million in annual fees that these faithless fiduciaries paid themselves from the Fund's assets while they criminally mismanaged the Fund.

3. Plaintiff also asserts all of his claims except his common law waste claim directly and on behalf of a class of the Fund's investors who held shares in the Fund prior to July 16, 2006 and who continued to hold shares through the time that Defendants caused the Fund to sell its shareholdings in the illegal gambling businesses (the "Class"). The Delaware Court of Chancery recently ruled that mutual fund investors in a similar case could not proceed directly because their claims were solely derivative. *See Hartsel v. The Vanguard Group, Inc.*, No. CA-5494-VCP, 2011 WL 2421003 (Del. Ch. Feb. 9, 2011). An appeal in that case is currently pending before the Delaware Supreme Court, Case No. 306, 2011. Accordingly, Plaintiff files his direct claims in this action to preserve them pending an authoritative decision by the Delaware Supreme Court.

4. Defendants caused Nominal Defendant, through the Fund, to illegally invest in one or more entities whose primary businesses violated state and federal anti-gambling laws. These entities included 888 Holdings PLC ("888") and NETeller Plc ("NETeller").

5. The Illegal Gambling Business Act of 1970, 18 U.S.C. § 1955(a), provides that whoever "owns all or part of an illegal gambling business" is guilty of a felony. By causing the Fund to purchase shares in an illegal gambling business, Defendants caused the Fund to own

part of an illegal gambling business in violation of § 1955(a) and also caused the Fund to violate state anti-gambling laws in virtually every state in the U.S.

6. A violation of § 1955 is a predicate crime under the Racketeer Influenced and Corrupt Organizations Act ("RICO"). 18 U.S.C. § 1961(1)(B). In purchasing shares in illegal gambling businesses – repeatedly and over a significant period of time – Defendants conducted the Fund's affairs through a pattern of racketeering and thereby corrupted an otherwise legitimate enterprise.

7. The illegality of the gambling companies' principal operations was well-established before Defendants made their first investments. For example, prior to 2005:

a. the United States Department of Justice ("DOJ") had issued public warnings that such companies were criminal organizations – and cautioned the public that supporting them was itself a crime;

b. there had been successful prosecutions of principals of similar off-shore businesses, and those prosecutions had been widely reported in the press;

c. the DOJ had prohibited financial institutions from processing financial transactions for off-shore Internet gambling businesses; and

d. the federal government had seized millions of dollars that Discovery Communications (the television and media company that owns the Travel Channel) and other media companies for accepting advertising from illegal Internet gambling businesses.

8. The market value of those investments plummeted after July 16, 2006, following an increase in law enforcement against illegal gambling businesses.

9. As a reasonably foreseeable and natural consequence of Defendants' illegal investments, Nominal Defendant and the Fund's investors, including Plaintiff, suffered significant investment losses.

10. Plaintiff asserts claims under RICO, 18 U.S.C. § 1964, and for breach of fiduciary duty, negligence, and waste.

THE PARTIES

PLAINTIFF

11. Plaintiff is a resident of New York. He purchased 713 shares of the Nominal Defendant in 2000 for investment purposes. He still owns his shares in the Nominal Defendant.

NOMINAL DEFENDANT

12. Nominal Defendant is a statutory trust organized under the laws of the State of Delaware. It has a principal place of business at 605 Third Avenue, New York, New York. It is registered under the Investment Company Act of 1940 as an open-end management investment company.

13. Nominal Defendant is a "series" mutual fund. As such, it has two or more portfolios of securities, each offering a separate series or class of stock to investors. Each portfolio of a series mutual fund generally has different investment objectives, policies, practices, and risks. The shareholders of each portfolio do not participate in the investment results of any other portfolio and must look solely to the assets of their portfolio for most purposes, including redemption, liquidation, earnings, and capital appreciation. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities. Each separate portfolio is commonly referred to as a "fund." Such portfolios are not separate legal entities. However, they are sometimes treated as separate entities for some

purposes. For example, each has a separate tax identification number. Similarly, with a few notable exceptions, the Securities and Exchange Commission ("SEC") and its staff have applied the provisions of the 1940 Act to a series fund as if the individual portfolios of that fund were separate investment companies.

14. Nominal Defendant offers a "series" of shares representing an interest in a portfolio known as the Neuberger Berman International Fund, which is referred to herein as the "Fund," though it is not a separate legal entity. In addition to the Fund, Nominal Defendant also comprises 25 other funds, none of which is a separate legal entity. Nominal Defendant has a single board of trustees, which manages all 26 of its funds. The Fund does not have a board of trustees separate from the board of Nominal Defendant.

15. Nominal Defendant, through its managers, is hostile and antagonistic to the enforcement of the claims set forth herein.

DEFENDANTS

16. Defendant Neuberger Berman, LLC (now known as Neuberger Berman LLC) ("NB"), serves as the sub-advisor to the Nominal Defendant. NB is organized under the laws of the State of Delaware.

17. Defendant Neuberger Berman Management LLC ("NBM") is an investment management company. NBM serves as investment advisor to many investment companies, including the Nominal Defendant. NBM is organized under the laws of the State of New York and maintains its principal place of business at 605 Third Avenue, New York, New York.

18. NB and NBM are subsidiaries of Neuberger Berman Holdings, LLC ("Holdings").

19. Defendant Benjamin Segal served as Vice President of NBM, Managing Director of NB, and Portfolio Manager of the Fund during all relevant times.

20. Defendant Milu E. Komer served as Vice President of NBM and Managing Director of NB from 2001 until her departure from those firms in November 2008. She served as the Associate Portfolio Manager of the Fund during all relevant times.

21. Defendant Peter E. Sundman ("Sundman") served, during all relevant times, as the Chairman of the Board and Chief Executive Officer and trustee of the Nominal Defendant. He also served as Executive Vice President of Holdings; Head of Holdings' mutual fund business; President and Director of NBM; and Managing Director or Executive Vice President of NB.

22. Defendant Jack L. Rivkin ("Rivkin") served during all relevant times as President and trustee of the Nominal Defendant. At all relevant times, he also served as Executive Vice President and Chief Investment Officer of Holdings; Managing Director and Chief Investment Officer or Executive Vice President of NB; and Director and Chairman of NBM.

23. Defendants John Cannon, Faith Colish, Martha C. Goss, C. Anne Harvey, Robert A. Kavesh, Howard A. Mileaf, Edward I. O'Brien, William E. Rulon, Cornelius T. Ryan, Tom D. Seip, Candace L. Straight and Peter P. Trapp (collectively, with Sundman and Rivkin, the "Trustees"), served as trustees of the Nominal Defendant during all relevant times. Sundman and Rulon are no longer are trustees of the Nominal Defendant. However, defendant Trustees herein still constitute a majority of the board of Nominal Defendant.

JURISDICTION AND VENUE

24. This Court has jurisdiction over this action pursuant to 28 U.S.C. §§ 1331 (federal question), 1337 (commerce regulation) and 1367(a) (supplemental jurisdiction) and 18 U.S.C. § 1964 (RICO).

25. Venue is proper in this district pursuant to 28 U S.C. § 1391 and 18 U.S.C. § 1965 (RICO), because some of the acts and practices complained of herein occurred in substantial part within this district and because one or more Defendants reside, has an agent in, or transacts their affairs within this district.

26. In connection with the acts and omissions alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including without limitation, the mails, interstate telephone communications, the Internet, and the facilities of the national securities markets and exchanges.

FACTS COMMON TO ALL CLAIMS

THE ILLEGAL GAMBLING COMPANIES

27. 888 is an online gambling company.

28. 888 is a Gibraltar company with its principal place of business in Gibraltar.

29. The stock of 888 started trading on the London Stock Exchange in October 2005.

30. Included among 888's many online gaming establishments are Casino-on-Net and Pacific Poker, both of which are accessible *via* 888's centralized Internet gaming Web site.

31. During the time that Defendants made their unlawful investments, 888 derived approximately 55% of its $271 million in annual revenue illegally from bets made in the

U.S. Approximately $162.2 million of 888's total revenue were generated from general casino games, and $109.8 million were generated from poker.

32. 888's principal operations, like those of NETeller's, violated various federal criminal statutes and the anti-gambling laws of virtually every state in the U.S., including, without limitation, Del. Const. art. II, § 17; 11 Del. C. §§ 1401-1411; and Article 225 of the N.Y. Penal Law.

33. Prior to Defendants' investments, 888 had disclosed the nature of its operations, including its illegal revenue stream from U.S. gamblers. For example, in a September 1, 2005 announcement that the company issued in connection with its planned initial public offering ("IPO") of shares on the London Stock Exchange, 888 admitted that it generated over half of its revenue from the U.S.

34. In the September 1, 2005 announcement, 888 also admitted that it was "particularly exposed to legal and regulatory risks due to the level of revenue generated" from gamblers in the U.S.

35. In its 2005 Annual Report, 888 warned that "there [were] significant risks, unique to the online gaming industry, including in the USA where members of 888 generated 55% of our Net Gaming Revenue in 2005." The company also noted that there were Congressional efforts to choke off the ability of online gambling companies to process financial transactions.

36. Like 888, NETeller's primary source of revenue was from illegal online gambling in the U.S.

37. NETeller generated 90% of its revenue by unlawfully transferring funds and processing payments for the illegal U.S.-facing operations of the online gambling industry.

38. Based in the Isle of Man, NETeller first traded on the Alternative Investment Market ("AIM") of the London Stock Exchange in April 2004.

39. NETeller disclosed in its April 8, 2004 prospectus in connection with an initial public offering ("IPO") of its securities that its operations violated U.S. federal and state gambling laws.

40. On January 15, 2007, NETeller's founders were arrested and charged with conspiracy to violate various federal and state anti-gambling laws in connection with operating NETeller, including 18 U.S.C. § 1955 and Article 225 N.Y. Penal Law (illegal gambling). They later pleaded guilty to various felonies in connection with operating NETeller, including § 1955. They also agreed to personally forfeit $100 million in criminal proceeds.

41. The federal government also proceeded against NETeller itself. A January 1, 2007 Information charged NETeller with conspiracy to violate various gambling-related laws, including § 1955. Pursuant to a July 17, 2007 Deferred Prosecution Agreement with the United States Attorney's Office for the Southern District of New York ("the USAO"), NETeller admitted to criminal wrongdoing and agreed to forfeit $136 million in criminal proceeds. NETeller also admitted that 88% of its customers were North American residents, the majority of which were U.S. residents. NETeller stipulated that in 2005, it generated over $120 million in illegal revenue from U.S. residents. The felony Information specifying the charges against NETeller; a Statement of Admitted Facts by NETeller; and the Deferred Prosecution Agreement, were accepted by United States District Judge P. Kevin Castel.

42. Even though the majority of 888's and NETeller's revenue was from U.S. gamblers, to evade the reach of the U.S. criminal justice system, they did not offer their shares for sale to, or for the benefit of, persons in the U.S. They did not list its shares to be traded on

any U.S. exchange through American Depository Receipts or otherwise because the DOJ considered the companies to be illegal gambling businesses. Because shares of 888 and NETeller could not be purchased in the U.S., Defendants had to purchase shares overseas to circumvent these restrictions.

THE INVESTMENTS

43. Each of the Defendants is a person employed by or associated with the Nominal Defendant.

44. Each of the Defendants had operational or managerial control over the Nominal Defendant.

45. Trustees were just as culpable as the other Defendants. To an even greater degree than the directors of ordinary corporations, independent trustees of a mutual fund are responsible for protecting the mutual fund's investors under a unique "watchdog" role.

46. Each of the Trustees had a special duty to ensure that Nominal Defendant, through the Fund, did not invest in criminal activities and enterprises, including illegal gambling businesses. Each of the Trustees also had a duty to ensure that Nominal Defendant, through the Fund, had and followed proper control mechanisms to prevent its funds from making any investments in any illegal businesses.

47. Mutual fund trustees have a legal responsibility to monitor the fund investment advisor's trading practices.

48. Upon information and belief, during the course of the conspiracy alleged herein, each of the Trustees received regular reports from portfolio managers and other investment personnel concerning the Fund's investments. Through those reports and otherwise, each of the Trustees became aware, even if they may have been previously ignorant, that

Nominal Defendant, through the Fund, had invested in illegal gambling businesses. After gaining that knowledge, the Trustees joined the conspiracy, even if they had not previously been members of the conspiracy. The Trustees participated in the conspiracy by deliberately failing to carry out their fiduciary and other legal responsibilities to halt the illegality at a time when doing so would have prevented the injury that Plaintiff and Fund investors have suffered as complained of herein. After Plaintiff and the Fund's investors suffered injury, and in furtherance of the conspiracy alleged herein, the Trustees failed to take any action to seek redress on behalf of Nominal Defendant and the Fund's investors for the injury they suffered as a result of Defendants' wrongful actions.

49. After the injury complained of herein, and in furtherance of the RICO conspiracy alleged herein, the Defendants, including the Trustees, conspired to conceal the injury and its cause from the Fund's investors to prevent the investors from bringing actions such as this one seeking legal redress for Defendants' violations of RICO. Defendants did, in fact, conceal the injury and its cause from investors in the Fund.

50. If any Trustee remained ignorant of the investments at issue throughout the course of the conspiracy, he or she would nevertheless be liable as if he or she had actual knowledge. Given the Trustees' legal responsibilities and the reports they received, ignorance could only be the result of recklessness or willful blindness, either of which is the legal equivalent of actual knowledge.

51. Each of Defendants knowingly developed and implemented (or conspired to develop and implement) an investment strategy pursuant to which Nominal Defendant was caused to purchase shares in illegal gambling businesses. By causing Nominal Defendant to

purchase, through the Fund, stock in illegal gambling businesses, Defendants violated, and caused Nominal Defendant to violate various federal and state criminal statutes.

52. Between December 1, 2005 and February 28, 2006, Defendants caused the Nominal Defendant, through the Fund, to purchase a total of 3,891,590 shares of 888. As of February 28, 2006, these shares had a value of $13,497,000. *See* Semi-Annual Report filed by Nominal Defendant with the SEC on May 8, 2006 for the period ending February 28, 2006.

53. Between March 1, 2006 and May 31, 2006, Defendants caused Nominal Defendant, through the Fund, to acquire additional shares of 888 in one or more separate transactions. By the end of this period, Nominal Defendant owned 4,689,780 shares of 888 with a market value of $18,470,000. *See* Quarterly Report filed by Nominal Defendant with the SEC on July 28, 2006 for the period ending May 31, 2006.

54. By August 31, 2006, Nominal Defendant owned, through the Fund, a total of 4,581,420 shares of 888 with a market value of $13,281,000. *See* Certified Shareholder Report filed by Nominal Defendant with the SEC on November 6, 2006 for the period ending August 31, 2006.

55. Between September 1, 2006 and November 30, 2006, Defendants caused Nominal Defendant to sell all of its shares of 888.

56. Between September 1, 2005 and November 30, 2005, Defendants caused Nominal Defendant, through the Fund, to purchase a total of 465,170 shares of NETeller. As of November 30, 2005, these shares had a market value of $5,149,000. *See* Quarterly Report filed by Nominal Defendant with the SEC on January 30, 2006 for the period ending November 30, 2005.

57. Between December 1, 2005 and February 28, 2006, Defendants caused Nominal Defendant, through the Fund, to purchase additional shares of NETeller in one or more transactions. By the end of this period, Nominal Defendant owned 1,530,620 shares of NETeller with a market value of $20,188,000. *See* Semi-Annual Report filed by Nominal Defendant with the SEC on May 8, 2006 for the period ending February 28, 2006.

58. Between March 1, 2006 and May 31, 2006, Defendants caused Nominal Defendant, through the Fund, to purchase additional shares of NETeller in one or more separate transactions. By the end of this period, Nominal Defendant owned 2,161,078 shares of NETeller with a market value of $25,422,000. *See* Quarterly Report filed by Nominal Defendant with the SEC on July 28, 2006 for the period ending May 31, 2006.

59. Between June 1, 2006 and August 31, 2006, Defendants caused Nominal Defendant, through the Fund, to purchase additional shares of NETeller. By the end of this period, Nominal Defendant owned 2,377,483 shares with a market value of $18,922,000. *See* Certified Shareholder Report filed by Nominal Defendant with the SEC on November 6, 2006 for the period ending August 31, 2006.

60. Between September 1, 2006 and November 30, 2006, Defendants caused Nominal Defendant to sell all of its shares of NETeller.

61. Defendants' investments in NETeller and 888 were neither passive nor short term.

62. In a report filed with the SEC on August 31, 2006, Nominal Defendant reported that on May 11, 2006, it attended and voted by proxy at the annual meeting for NETeller. Defendants caused Nominal Defendant to vote in favor of various actions recommended by NETeller's management, including the election of directors.

63. In the same August 31, 2006 report, Nominal Defendant reported that on May 19, 2006, it attended and voted by proxy at the annual meeting of 888. Defendants caused Nominal Defendant to vote for thirteen of 15 proposals recommended by 888's management, including the election of directors and remuneration of executives.

64. The directors and executives whom Defendants caused Nominal Defendant to vote for and to compensate were all engaged in operating NETeller and 888 as illegal gambling businesses in violation federal law and the anti-gambling laws of virtually all the states in the U.S. Defendants knew, or were reckless in not knowing, that the directors and executives for whom they voted to elect and compensate all intended to continue operating NETeller and 888 as illegal gambling businesses after the annual meeting.

65. At all relevant times, Defendants intended to cause the Fund and the Nominal Defendant – an open-ended investment company – to continue its ownership of illegal gambling businesses indefinitely but were disrupted from doing so by law enforcement activity. Defendants' activities in causing Nominal Defendant, through the Fund, to become a part owner in illegal gambling businesses constituted an open-ended, continuous pattern of racketeering activity under 28 U.S.C. § 1962(c).

66. In addition to conducting or participating in the conduct of the Fund and Nominal Defendant's activities through a pattern of racketeering, Defendants also agreed and conspired to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of the affairs of the Fund and Nominal Defendant through a pattern of racketeering activity within the meaning of 18 U.S.C. § 1962(d). Specifically, Defendants agreed to cause Nominal Defendant, through the Fund, to purchase and continue to own parts of illegal gambling businesses.

67. The Fund has been injured in its business or property by reason of Defendants' violations of § 1962.

68. Plaintiff and the Class have been injured in his and their property through Defendants' violation of 18 U.S.C. § 1962.

69. Said injuries were proximately caused by Defendants' racketeering activities and the overt acts taken in furtherance of Defendants' racketeering conspiracy.

70. Said injuries were the foreseeable, direct and natural consequence of unlawful investments in an illegal gambling business.

71. Defendants' actions breached their fiduciary duties to Nominal Defendant and the Fund.

72. Defendants' actions breached their fiduciary duties to each of the shareholders of the Fund.

73. Defendants' actions constituted negligence in that they breached a duty of care owed to Nominal Defendant and Fund.

74. Defendants' actions constituted negligence in that they breached a duty of care owed to each of the shareholders of the Fund.

75. Plaintiff and the Class have been injured as a result of Defendants' breaches of fiduciary duties and negligence.

76. The Fund has been injured as a result of Defendants' breaches of fiduciary duty, negligence and waste of assets.

DEFENDANTS' KNOWLEDGE OF THE ILLEGALITY

77. Defendants conducted or caused to be conducted, or were reckless in failing to conduct or to cause to be conducted, due diligence before the Nominal Defendant, through the Fund, purchased shares in the illegal gambling businesses.

78. Through numerous publicly-available sources of information, including, without limitation, news media, government sources, and information provided by the illegal gambling companies themselves, at the time of the investments complained of herein, Defendants knew, or were reckless in not knowing and therefore are deemed to have known, that the illegal gambling businesses in which they caused Nominal Defendant to invest were taking bets from gamblers in the United States, or processing payments relating to such bets.

79. At the time of the investments complained of herein, it was well-established that gambling businesses operating outside the United States violated U.S. criminal law when they take wagers from gamblers in the U.S. or process payments relating to those wagers.

80. Jay Cohen was convicted in February 2000 of running an Internet gambling business. On appeal, the United States Court of Appeals for the Second Circuit held that Cohen and his organization, an Antiguan corporation that took bets over the Internet from gamblers in New York, violated the Wire Gambling Act, 18 U.S.C. § 1084, whenever there "was a telephone call or an internet transmission between New York and [defendant] in Antigua" that facilitated a bet or wager on a sporting event. *United States v. Cohen*, 260 F.3d 68 (2d Cir. 2001).

81. At the time of the investments complained of herein, it was also well-established that gambling businesses operating outside the United States may violate the criminal laws of individual states when they take wagers from gamblers in those states.

82. In *People ex rel. Vacco v. World Interactive Gaming Corp.*, 185 Misc.2d 852 (N.Y. Co. Sup. Ct. 2000) (Ramos, *J.*), the New York State Supreme Court held that Cohen's company engaged in illegal gambling activity in violation of New York state law.

83. In *United States v. Gotti*, 459 F.3d 296 (2d Cir. 2006), the United States Court of Appeals for the Second Circuit affirmed a 2003 conviction under 18 U.S.C. § 1955 predicated on a violation of Article 225 of the N.Y. Penal Law, holding that "[w]hen bets are placed from New York, the gambling activity is illegal under New York law, regardless of whether the activity is legal in the location to which the bets were transmitted." 459 F.3d at 340.

84. In *State ex rel. Nixon v. Interactive Gaming & Communications Corp.*, No. CV-97-7808, 1997 WL 33545763 (Mo. Cir. Ct., Greene Co., May 23, 1997), the court held that a foreign business violates Missouri criminal statutes, including state anti-gambling laws, when it provides gambling-related services to a Missouri resident over the Internet.

85. In October 2001, New Jersey filed enforcement proceedings against various online gaming entities, including Sportingbet Plc ("Sportingbet"), for violating New Jersey's gambling laws.

86. In October 2001, Gold Medal Sports, an online sportsbook located in Curacao, and its principals, pleaded guilty to racketeering in a criminal case brought by the United States Attorney for the Western District of Wisconsin.

87. In April 2002, based on pressure brought by the Attorney General of New York, PayPal, the world's largest electronic payment processor, agreed to halt financial transactions on behalf of online gambling companies, which were taking bets from gamblers in New York in violation of New York state law. Banks, including Citibank, also settled claims

brought by the New York State Attorney General by agreeing to halt payment processing for unlawful Internet gambling businesses.

88. In 2003, the United States Department of Justice ("DOJ") issued public warnings that Internet gambling companies that take wagers from gamblers in the U.S. were criminal organizations – and cautioned the public that supporting them was itself a crime.

89. In March 2003, the United States brought suit against PayPal in Missouri for facilitating unlawful gambling activity. In July 2005, PayPal agreed to pay the federal government $10 million in penalties.

90. In April 2004, the federal government seized over $6 million that PartyGaming Plc ("PartyGaming") (an illegal gambling business) had paid Discovery Communications (the television and media company that owns the Travel Channel) and other media companies for advertising.

91. NETeller disclosed to Defendants in its April 8, 2004 prospectus that the "view of the US Department of Justice" was that NETeller's principal operations violated various criminal statutes in the U.S. and that there "could be no assurance that the US will not threaten or try to prosecute the NETeller Group under federal law at some stage under existing or future regulations."

LAW ENFORCEMENT

92. On June 1, 2006, a U.S. grand jury indicted London-based BetOnSports Plc ("BetOnSports") – another unlawful Internet gambling business – for racketeering, mail fraud and running an illegal gambling enterprise because it was accepting wagers from U.S. bettors in violation of U.S. law.

93. The indictment was filed under seal, so investors did not learn about it until July 16, 2006, when BetOnSports' Chief Executive Officer, David Carruthers, was arrested by U.S. law enforcement. *United States v. BetOnSports Plc*, 4:06-CR-00337-CEJ (E.D. Mo.). The grand jury also indicted BetOnSports founder Gary Kaplan, its Chief Executive Officer David Carruthers, and twelve others. Also at that time, a federal district judge in Missouri, in a companion civil RICO action, issued a temporary restraining order against BetOnSports enjoining it from "operating an illegal gambling business through Internet web sites and telephone services." *United States v. BetOnSports Plc*, 4:06-CV-01064 CEJ (E.D. Mo.).

94. The share prices of illegal gambling companies, including 888 and NETeller, plummeted in the wake of this law enforcement crackdown.

95. On or about September 8, 2006, Sportingbet's Chairman, Peter Dicks, was arrested at Kennedy Airport on a Louisiana state warrant on gambling-related charges. This caused the share prices of the illegal gambling companies, including 888 and NETeller, to drop even further.

96. Shortly after Dicks' arrest, on September 15, 2006, French law enforcement authorities arrested Bwin's co-chief executives Norbert Teufelberger and Manfred Bodner on gambling-related criminal charges.

97. The U.S. government's increased enforcement actions directed against illegal Internet gambling included, but were not limited to, criminal and civil enforcement actions like those referred to above and legislative changes intended by Congress to make it more difficult for illegal Internet gambling businesses to circumvent existing laws.

98. One way Congress sought to make it more difficult for illegal Internet gambling businesses to circumvent existing laws was to restrict their ability to transfer funds and

choke off their source of revenue. Such efforts included passage of the Unlawful Internet Gambling Enforcement Act of 2006, 31 U.S.C. § 5361 *et seq.* (the "UIGE").

99. The UIGE did not make any gambling activity illegal that had previously been legal. On the contrary, the statute expressly provided that "[n]o provision of this subchapter shall be construed as altering, limiting, or extending any Federal or State law or Tribal-State compact prohibiting, permitting or regulating gambling within the United States." 31 U.S.C. § 5361(b). Thus, the UIGE simply made it more difficult for existing illegal gambling businesses to operate by making it unlawful to transfer funds to or from such entities.

100. Soon after passage of the UIGE, 888 withdrew from the U.S. gambling market completely.

101. As alleged above, in January 2007, the federal government arrested the founders of NETeller – who were fugitives from the law – when their plane arrived in the U.S. Virgin Islands. After these arrests, NETeller finally withdrew from the U.S. market and changed its name to Neovia Financial PLC.

102. At all relevant times, the nature of 888's and PartyGaming's operations in the United States were identical for all relevant legal purposes.

103. In 2008, one of PartyGaming's founders, Anurag Dikshit, pleaded guilty to gambling offenses in the Southern District of New York. Under his plea agreement, Dikshit agreed to forfeit $300 million in criminal proceeds and face a possible two-year prison sentence.

104. In April 2009, PartyGaming entered into a non-prosecution agreement with the United States Attorney for the Southern District of New York in which it agreed to forfeit $105 million in criminal proceeds because its principal business (constituting approximately 87% of its revenue) violated several federal criminal statutes, including § 1955.

105. On January 8, 2010, Carruthers was sentenced by Judge Jackson to 33 months imprisonment. Previously, Judge Jackson sentenced BetOnSports founder Gary Kaplan to 51 months in jail and ordered him to forfeit $43,650,000 in criminal proceeds. Judge Jackson also accepted a guilty plea by BetOnSports to racketeering conspiracy and ordered the company to forfeit $28,200,000 in criminal proceeds.

THE LOSSES

106. Predictably, the share prices of gambling companies that had been illegally taking bets from gamblers in the U.S. – including 888 and NETeller – fell dramatically during the increased law enforcement beginning in July 2006, including after the arrests of Internet gambling executives and passage of the UIGE.

107. Prior to June 2006, 888's share price was between 200 and 250 pence (approximately $4 to $5) per share.

108. In October 2006, 888 announced that it would halt its U.S. operations, and its share price dropped below 100 pence.

109. At the beginning of June 2006, NETeller's share price was over 700 pence (approximately $14) per share. After the arrests of NETeller's founders, trading in NETeller's shares was suspended, having last traded on January 15, 2007 at approximately $3.25 per share. After the DOJ shut down NETeller's U.S. operations, NETeller resumed trading on July 25, 2007, at approximately $1.20 per share.

110. Defendants' illegal investments, all of which were purchased for the Fund's portfolio, directly injured Nominal Defendant through its Fund portfolio. In addition, because the value of shares in the Fund is calculated daily on the basis of the net asset value of the Fund's portfolio, each dollar lost by Defendants' investments in an illegal gambling business

resulted in a dollar loss to the Fund's investors, including Plaintiff. At the same time, the general market for securities of the type in which Nominal Defendant invested through the Fund rose during the period that Nominal Defendant, through the Fund, suffered the losses complained of in this Complaint.

111. The losses suffered by Nominal Defendant through its Fund portfolio were a direct, proximate, reasonably foreseeable, and natural consequence of Defendants causing Nominal Defendant, through the Fund, to own part of an illegal gambling business.

112. Defendants' wrongful actions investing in illegal gambling were the efficient, material, substantial, and proximate cause of the loss suffered by Nominal Defendant in the Fund's portfolio. Any other cause that may have contributed to the loss, including law enforcement efforts or the market reaction to those efforts, was not a superseding cause of the losses because it was reasonably foreseeable and part of the risk that Defendants' wrongful acts created.

113. Defendants' conduct was willful, wanton or reckless.

ALLEGATIONS COMMON TO ALL DERIVATIVE CLAIMS

114. Each of the derivative claims asserted by Plaintiff in this action against Defendants was previously asserted by Plaintiff against the same defendants in an action captioned *Gamoran v. Neuberger Berman Management LLC, et al.*, Docket Number 08 Civ. 10807 (DLC), filed in the United States District Court for the Southern District of New York ("*Gamoran I*"). Each of Defendants acknowledged service of the summons and complaint in *Gamoran I*. *Gamoran I* was voluntarily dismissed pursuant to a stipulation of the parties and an order of the court entered May 19, 2009 that provided, *inter alia*, that:

a. The dismissal was without prejudice.

b. If Plaintiff commenced a new action based on the transactions and occurrences or series of transactions and occurrences that are the subject of the complaint in *Gamoran I*, and if such new action is commenced sooner than the date which is six (6) months from January 20, 2010 (the date of the issuance of the mandate of the United States Court of Appeals for the Second Circuit *McBrearty v. Vanguard Group, Inc.*, No. 09-1445-cv) then:

i. The date of commencement of the new action shall relate back to the date of commencement of *Gamoran I* (i.e., December 12, 2008); and

ii. The operative date for determining the adequacy of Plaintiff's compliance with any demand or similar requirement for maintaining the action as a derivative action shall relate back to the date of commencement of *Gamoran I*; and

iii. Service of process on the Defendants and Nominal Defendants in the subsequent action shall be made by personal delivery of the summons and complaint to the defense counsel in *Gamoran I*, and such service shall be deemed good and sufficient for all purposes, but without prejudice to any defense any defendant or nominal defendant may have based on lack of *in personam* jurisdiction, except that the operative date for determining *in personam* jurisdiction shall relate back to the date of commencement of *Gamoran I*; and

iv. Any period of limitations (including laches) applicable to the claims asserted in the Complaint in this action shall be tolled from the date *Gamoran I* was commenced until the date six (6) months after January 20, 2010.

115. Since they were served with the summons and complaint in *Gamoran I* in 2008, Defendants have taken no steps to prosecute the claims asserted herein.

116. On or about July 16, 2010, Plaintiff re-filed this action in New York Supreme Court. Defendants removed the action to the United States District Court, Southern District of New York, which was assigned Case No. 1:10-cv-06234-LBS.

117. On February 17, 2011, Plaintiff made a demand on the Board of Trustees of Nominal Defendant that Nominal Defendant and the Fund pursue the claims alleged herein against the Defendants. Accordingly, the case then pending was dismissed without prejudice to allow the Board to consider and investigate Plaintiff's demand. At a hearing before the court on April 14, 2011, Defendants' counsel sought an order that any re-filed case must be made in the Southern District of New York and assigned to the same court. The court refused that request and held that Plaintiff had a right to re-file the case anywhere he was legally entitled.

118. The Board of Trustees' only response to Plaintiff's demand was when defendant Trustees' counsel, K&L Gates LLP, wrote to Plaintiff's counsel on March 24, 2011 requesting information confirming that Plaintiff had requisite standing make his demand by providing proof of his shareholdings. The Board also asked for "any additional details" that would assist the Board of Trustees in reviewing the demand.

119. On April 22, 2011, Plaintiff, through counsel, provided the requested information to defendant Trustees' counsel, K&L Gates. In response, Plaintiff's counsel confirmed that Plaintiff and his counsel "would be pleased to assist the board in its investigation." Plaintiff's counsel also requested to be informed "who will be conducting the investigation, so that [Plaintiff and his counsel] might communicate with the appropriate party."

120. Plaintiff has never received a response to his April 22, 2011 letter, or any further response to his demand. Indeed, the Board of Trustees has not even confirmed whether independent counsel had even been retained to conduct the investigation, since K&L Gates LLP had represented the defendant Trustees in prior litigation that had been dismissed so that Plaintiff's demand could be considered and investigated by the Nominal Defendant's Board of Trustees.

121. Defendants' counsel have been previously put on notice that Plaintiff's claims face statute of limitations concerns and that there was therefore a need to preserve them from forfeiture. During an April 14, 2011 hearing before the court in Case No. 1:10-cv-06234-LBS, Defendants' counsel represented to the court that they were attempting to have their clients agree to a reasonable tolling arrangement that would preserve Plaintiff's claims from being barred by applicable statutes of limitations.

122. Despite the representations of Defendants' counsel, they have never confirmed to Plaintiff or his counsel that any such tolling arrangement has been secured. Some of Plaintiff's claims alleged in this Complaint would have been barred by the statute of limitations on August 25, 2011 had Plaintiff not timely filed this action by August 24, 2011.

123. The complete failure by the Board of Trustees of Nominal Defendant to respond to Plaintiff's demand – or to even identify who would be responsible for conducting an independent investigation concerning Plaintiff's demand – lacks any justification, particularly since some of Plaintiff's claims would have expired the day after this Complaint was filed. Therefore, the Board of Trustees has abdicated any responsibility for determining Plaintiff's demand and must be deemed either to have acquiesced in Plaintiff's prosecution of his claims

through this derivative action, or to have taken a neutral position concerning the demand that would allow Plaintiff to prosecute his claims through this action.

124. The Board of Trustees' abdication of responsibility is not surprising since they could not have properly exercised their independent and disinterested business judgment in responding to a demand. Not only were they exposed to civil and criminal liability, but the relationship between the Trustees, the Nominal Defendant and NBM and NB creates a conflict of interest that creates a strong presumption against board independence and disinterest.

125. The Trustees each faced a substantial threat of personal civil and criminal liability for causing, allowing, or permitting the investments in illegal gambling businesses.

126. In view of their actions, the Trustees face a substantial risk of criminal liability if this litigation proceeds given the following facts, among others:

a. As reported by the *New York Times* on December 25, 2005, one of the primary Congressional sponsors of the UIGE (Rep. Goodlatte of VA) has warned that if "investment houses are knowingly supporting and promoting illegal [Internet gambling] enterprises [that would be] very bad, and the Congress ought to investigate it."

b. The DOJ issued public warnings that Internet gambling companies are criminal organizations and that supporting such criminal organizations was itself a crime.

c. The United States Attorney for the Southern District of New York stated, in connection with the prosecution of NETeller that "[s]upporting illegal gambling is not a business risk, it is a crime." See July 18, 2007 Press Release from the USAO.

d. Discovery Communications was subject to a large asset seizure by the DOJ merely for taking advertising money from an illegal gambling business.

127. In light of the government's attitude towards those who provide support for illegal Internet gambling and the fact that executives and directors have been prosecuted in connection with off-shore Internet gambling companies, Trustees must be concerned that they, too, may face prosecution were the circumstances surrounding Nominal Defendant's investment in illegal gambling businesses fully revealed during this litigation.

128. The threat that an investigation will uncover additional evidence that could expose the Trustees to criminal and civil liability is particularly strong in this case. Defendants are likely to have detailed non-public documentary evidence, currently unavailable to Plaintiff or his fellow investors, which provides information regarding what was known, and what was done, by each of the Defendants with respect to the investments in illegal gambling businesses.

129. Defendants cannot be indemnified, by insurance, by Nominal Defendant, by the Fund, or by any other person for their personal financial liability or for other serious wrongdoing because that would be contrary to public policy.

ALLEGATIONS COMMON TO ALL DIRECT AND CLASS CLAIMS

130. Plaintiff and the Class have direct claims because the Fund suffered distinct and independent injury from the Nominal Defendant.

131. The Fund is one of 26 "series" of shares offered by Nominal Defendant.

132. None of Nominal Defendant's 26 "funds" is a separate legal entity.

133. Nominal Defendant has a single board of trustees, which manages all 26 of its funds.

134. NBM and NB serves as investment advisors or sub-advisors to all 26 of the series funds offered by Nominal Defendant.

135. The trustees of Nominal Defendant have separate fiduciary obligations, including a duty of undivided loyalty, to each group of shareholders in all 26 of the funds offered by Nominal Defendant, including the Fund.

136. While the assertion of the claims at issue is in the best interest of shareholders who invested in the Fund, it is not in the best interests of shareholders who invested in the other 25 funds that did not invest in illegal gambling businesses. Any significant judgment against NB or NBM could adversely affect the shareholders who invested in those 25 other funds.

137. The interests of the investors in the other 25 funds are antagonistic to those of the investors in the Fund because, under their management and sub-advisory agreements with Nominal Defendant, NB and NBM are obligated to provide each of the 26 series mutual funds that constitute Nominal Defendant certain administrative services, office space, equipment, facilities and personnel competent to perform all of the series funds' executive, administrative and clerical functions.

138. NB and NBM are responsible for providing or arranging for all services necessary for the operation of all the separate funds that compose Nominal Defendant. NB and NBM obtain the funds to pay for all such operational expenses and overhead in large part from the fees allocated to the Fund.

139. Were the Plaintiffs to prevail in this litigation, NB and NBM would be liable to forfeit all of the fees they have received on account of their management of the Fund's portfolio from the time that Defendants first caused Nominal Defendant to purchase shares in illegal gambling businesses. NB and NBM would also be liable for the money Defendants squandered on illegal gambling businesses. In that event, NB and NBM would be unable to

continue covering the operational expenses and overhead of the other 25 funds that compose Nominal Defendant. As a result, it is contrary to the interests of investors in the other 25 funds for Plaintiff to succeed in this action. All of the trustees therefore have an irreconcilable conflict of interest with respect to any decision to vindicate the rights of the Fund against NB, NBM, or any other Defendant.

140. Plaintiff seeks to represent a class of investors in Nominal Defendant who purchased one or more shares in the Fund during the Class Period.

141. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

142. The requirements of Fed. R. Civ. P. 23(a) are met because:

a. The members of the Class are so numerous that joinder of all members is impracticable.

b. There are questions of law and fact common to the Class, including whether:

i. Defendants' acts and conduct as alleged herein violated RICO;

ii. Defendants breached their fiduciary and other duties to Plaintiff;

iii. Defendants committed negligence;

iv. Defendants' wrongful conduct proximately caused the injuries complained of; and

v. Defendants are required to forfeit all fees, commissions or other profits received from the time that they first violated their fiduciary duties.

c. Plaintiff's claims are typical of the claims of the members of the Class because all members of the Class were injured by Defendants' wrongful conduct in exactly the same way.

d. Plaintiff will fairly and adequately protect the interests of the Class because Plaintiff's attorneys are qualified, experienced, and generally able to conduct the proposed litigation. Moreover, Plaintiff has no interests antagonistic to those of the Class.

143. The requirements of Fed. R. Civ. P. 23(b)(3) are met because:

a. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because:

i. The Class members' individual interests are small, such that they would have no interest in individually controlling the prosecution of separate actions;

ii. No other litigation concerning this controversy has been commenced;

iii. It would be desirable to concentrate the litigation of these claims in this forum; and

iv. It is unlikely that there will be significant difficulties in managing this case as a class action.

144. Plaintiff was a shareholder of Nominal Defendant, through his interests in the Fund, at the time of the transactions of which he complains.

145. Plaintiff is still a shareholder in Nominal Defendant.

146. This action is not a collusive one to confer jurisdiction on this Court which it would not otherwise have.

147. Plaintiff will fairly and adequately represent the interests of Nominal Defendant with respect to the Fund.

FIRST CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(BREACH OF FIDUCIARY DUTY)

148. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

149. This claim is brought by Plaintiff on behalf of Nominal Defendant with respect to the Fund against all Defendants.

150. Defendants have breached their fiduciary duties to Nominal Defendant by causing Nominal Defendant, through the Fund, to invest in illegal gambling businesses.

151. Nominal Defendant, through the Fund, has been injured as a proximate and reasonably foreseeable result of such breach on the part of Defendants and have suffered substantial damages thereby, including, without limitation, the loss in value of its investments and the payment, directly or indirectly, of commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties.

SECOND CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(NEGLIGENCE)

152. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

153. This claim is brought by Plaintiff on behalf of Nominal Defendant with respect to the Fund against all Defendants.

154. Defendants' actions constituted negligence in that they breached a duty of care owed to Nominal Defendant, the Fund and the Fund's investors to exercise reasonable care with respect to the Fund's investments.

155. Defendants breached their duty of care to Nominal Defendant, the Fund and the Fund's investors by causing Nominal Defendant, through the Fund, to invest in illegal gambling businesses.

156. Nominal Defendant, through the Fund, has been injured as a proximate result of Defendants' negligence and has suffered substantial damages thereby, including, without limitation, the loss in value of its investments and the payment, directly or indirectly, of commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties.

THIRD CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(WASTE)

157. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

158. This claim is brought by Plaintiff on behalf of Nominal Defendant with respect to the Fund against Defendants.

159. Defendants each had a duty to Nominal Defendant, the Fund and the Fund's investors to prevent waste of Nominal Defendant's assets with respect to the Fund.

160. Defendants each breached their duties to prevent the waste of Nominal Defendant's assets with respect to the Fund.

161. Using Fund assets to illegally purchase shares of unlawful gambling organizations constitutes a waste of assets because it diverted Fund assets for improper or unnecessary purposes.

162. Use of corporate assets in violation of federal and state criminal laws is *per se ultra vires* and not a permissible exercise of business judgment.

163. Nominal Defendant, through the Fund, has been injured as a proximate result of Defendants' waste and has suffered substantial damages thereby.

FOURTH CLAIM FOR RELIEF
(Derivative Claim)
(Civil RICO, 18 U.S.C. § 1962(c))

164. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

165. This claim is brought by Plaintiff derivatively on behalf of Nominal Defendant pursuant to RICO, 18 U.S.C. § 1962(c), against Defendants.

166. Nominal Defendant is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the trustees, investment advisers and executives of Nominal Defendant and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

167. Defendants agreed to and did conduct or participate in the conduct of Nominal Defendant's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of illegal gambling businesses in violation of § 1955.

168. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in illegal gambling businesses on several occasions extending over a year.

169. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

170. As a direct and proximate result of Defendants' violations of § 1962(c), Nominal Defendant has been injured in its business and property.

FIFTH CLAIM FOR RELIEF
(Derivative Claim)
(Civil RICO, 18 U.S.C. § 1962(d))

171. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

172. This claim is brought by Plaintiff derivatively on behalf of Nominal Defendant pursuant to RICO, 18 U.S.C. § 1961(d), against Defendants.

173. Nominal Defendant is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the trustees, investment advisers and executives of Nominal Defendant and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

174. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of Nominal Defendant's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of illegal gambling businesses in violation of § 1955.

175. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

176. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, Nominal Defendant has been injured in its business and property.

SIXTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Breach of Fiduciary Duty)

177. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

178. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

179. Defendants owe a fiduciary duty to shareholders of Nominal Defendant who invested in the Fund.

180. Defendants have breached their fiduciary duties to Plaintiff and the Class by causing Nominal Defendant, through the Fund, to invest in illegal gambling businesses.

181. In causing Nominal Defendant to invest in illegal gambling businesses, Defendants acted (a) in bad faith, (b) in a manner that they did not reasonably believe to be in the best interests of the shareholders of Nominal Defendant who invested in the Fund, or (c) without the care that an ordinarily prudent person in a like position would use under similar circumstances.

182. Plaintiff and the Class have been injured as a proximate result of such breach on the part of Defendants and have suffered substantial damages thereby.

183. Plaintiff and the members of the Class suffered distinct and independent injuries not suffered by shareholders in Nominal Defendant who were not investors in the Fund.

SEVENTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Negligence)

184. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

185. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

186. Defendants owe a duty to the shareholders of Nominal Defendant who invested in the Fund to exercise reasonable care with respect investments by the Fund.

187. Defendants breached their duty of care to shareholders of Nominal Defendant who invested in the Fund by causing Nominal Defendant, through the Fund, to invest in illegal gambling businesses.

188. As a proximate result of Defendants' negligence, Plaintiff and the Class have been damaged.

189. Plaintiff and the members of the Class suffered distinct and independent injuries not suffered by shareholders in Nominal Defendant who were not investors in the Fund.

EIGHTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Civil RICO, 18 U.S.C. § 1962(c))

190. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

191. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. § 1962(c), against Defendants.

192. Nominal Defendant is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the trustees, investment advisers and executives

of Nominal Defendant and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

193. Defendants agreed to and did conduct or participate in the conduct of Nominal Defendant affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of an illegal gambling businesses in violation of § 1955.

194. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in an illegal gambling business on several occasions extending over a year.

195. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

196. As a direct and proximate result of the Defendants' racketeering activities and violations of § 1962(c), Plaintiff and the Class have been injured in their business or property.

197. Plaintiff and the members of the Class suffered distinct and independent injuries not suffered by shareholders in Nominal Defendant who were not investors in the Fund.

NINTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Civil RICO, 18 U.S.C. § 1962(d))

198. Plaintiff repeats and re-alleges all paragraphs above as if fully set forth herein.

199. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. § 1962(d), against Defendants.

200. Nominal Defendant is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the trustees, investment advisers and executives

of Nominal Defendant and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

201. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of Nominal Defendant's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of illegal gambling businesses in violation of § 1955.

202. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

203. As a direct and proximate result of Defendants' RICO conspiracy and the overt acts in furtherance of such conspiracy, Plaintiff and the Class have been injured in their business and property.

204. Plaintiff and the members of the Class suffered distinct and independent injuries not suffered by shareholders in Nominal Defendant who were not investors in the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that, upon the trial of this action, Plaintiff recover for himself, for the Class, and for Nominal Defendant, from each Defendant, jointly and severally, as follows:

a) Compensatory damages for Nominal Defendant on behalf of the Fund and its investors representing the loss in value of its investments resulting from Defendants' wrongful conduct;

b) Compensatory damages for individual shareholders representing the reduction in value of their investments resulting from Defendants' wrongful conduct;

c) Forfeiture and disgorgement of any commissions, fees or profits received by Defendants from the time of their first wrongful conduct;

d) Treble damages;

e) Punitive damages;

f) Recovery of Plaintiff's attorneys' fees, expert witness fees, and costs and disbursements of suit;

g) Pre-judgment and post-judgment interest; and

h) Such other and further relief to which Plaintiff is deemed entitled by the Court and/or the jury.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: August 24, 2011

Respectfully submitted,

BIFFERATO LLC

Ian Connor Bifferato (DE Id. No. 3273)
David W. deBruin (DE Id. No. 4846)
Kevin G. Collins (DE Id. No. 5149)
800 North King Street, Plaza Level
Wilmington, DE 19801
(302) 225-7600

-and-

Thomas I. Sheridan, III
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
(212) 784-6400

- and -

SIMMONSCOOPER LLC
707 Berkshire Blvd.
East Alton, Illinois 62024
(618) 259-2222

Attorneys for Plaintiff

VERIFICATION

Benjamin M. Gamoran, pursuant to 28 U.S.C. § 1746, hereby verifies, under penalty of perjury, that the foregoing complaint is true and correct to the best of his knowledge, information and belief, formed after reasonable inquiry.

Executed: August 23 2011

[signature]

Benjamin M. Gamoran

JS 44 (Rev. 12/07)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Gamoran, Benjamin M.

(b) County of Residence of First Listed Plaintiff New York County
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)
Bifferato LLC
800 North King Street
Wilmington, DE 19801 (302) 225-7600

DEFENDANTS

Neuberger Berman, LLC, et al. (see attached for additional Defendants and Nominal Defendant)

County of Residence of First Listed Defendant New Castle County
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- [ ] 1 U.S. Government Plaintiff
- [X] 3 Federal Question (U.S. Government Not a Party)
- [ ] 2 U.S. Government Defendant
- [ ] 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant)

(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	[ ] 1	[ ] 1	Incorporated *or* Principal Place of Business In This State	[ ] 4	[X] 4
Citizen of Another State	[X] 2	[ ] 2	Incorporated *and* Principal Place of Business In Another State	[ ] 5	[ ] 5
Citizen or Subject of a Foreign Country	[ ] 3	[ ] 3	Foreign Nation	[ ] 6	[ ] 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- [ ] 110 Insurance
- [ ] 120 Marine
- [ ] 130 Miller Act
- [ ] 140 Negotiable Instrument
- [ ] 150 Recovery of Overpayment & Enforcement of Judgment
- [ ] 151 Medicare Act
- [ ] 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- [ ] 153 Recovery of Overpayment of Veteran's Benefits
- [ ] 160 Stockholders' Suits
- [ ] 190 Other Contract
- [ ] 195 Contract Product Liability
- [ ] 196 Franchise

REAL PROPERTY
- [ ] 210 Land Condemnation
- [ ] 220 Foreclosure
- [ ] 230 Rent Lease & Ejectment
- [ ] 240 Torts to Land
- [ ] 245 Tort Product Liability
- [ ] 290 All Other Real Property

TORTS

PERSONAL INJURY
- [ ] 310 Airplane
- [ ] 315 Airplane Product Liability
- [ ] 320 Assault, Libel & Slander
- [ ] 330 Federal Employers' Liability
- [ ] 340 Marine
- [ ] 345 Marine Product Liability
- [ ] 350 Motor Vehicle
- [ ] 355 Motor Vehicle Product Liability
- [ ] 360 Other Personal Injury

PERSONAL INJURY
- [ ] 362 Personal Injury - Med. Malpractice
- [ ] 365 Personal Injury - Product Liability
- [ ] 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- [ ] 370 Other Fraud
- [ ] 371 Truth in Lending
- [ ] 380 Other Personal Property Damage
- [ ] 385 Property Damage Product Liability

CIVIL RIGHTS
- [ ] 441 Voting
- [ ] 442 Employment
- [ ] 443 Housing/ Accommodations
- [ ] 444 Welfare
- [ ] 445 Amer. w/Disabilities - Employment
- [ ] 446 Amer. w/Disabilities - Other
- [ ] 440 Other Civil Rights

PRISONER PETITIONS
- [ ] 510 Motions to Vacate Sentence

Habeas Corpus:
- [ ] 530 General
- [ ] 535 Death Penalty
- [ ] 540 Mandamus & Other
- [ ] 550 Civil Rights
- [ ] 555 Prison Condition

FORFEITURE/PENALTY
- [ ] 610 Agriculture
- [ ] 620 Other Food & Drug
- [ ] 625 Drug Related Seizure of Property 21 USC 881
- [ ] 630 Liquor Laws
- [ ] 640 R.R. & Truck
- [ ] 650 Airline Regs.
- [ ] 660 Occupational Safety/Health
- [ ] 690 Other

LABOR
- [ ] 710 Fair Labor Standards Act
- [ ] 720 Labor/Mgmt. Relations
- [ ] 730 Labor/Mgmt.Reporting & Disclosure Act
- [ ] 740 Railway Labor Act
- [ ] 790 Other Labor Litigation
- [ ] 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- [ ] 462 Naturalization Application
- [ ] 463 Habeas Corpus - Alien Detainee
- [ ] 465 Other Immigration Actions

BANKRUPTCY
- [ ] 422 Appeal 28 USC 158
- [ ] 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- [ ] 820 Copyrights
- [ ] 830 Patent
- [ ] 840 Trademark

SOCIAL SECURITY
- [ ] 861 HIA (1395ff)
- [ ] 862 Black Lung (923)
- [ ] 863 DIWC/DIWW (405(g))
- [ ] 864 SSID Title XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS
- [ ] 870 Taxes (U.S. Plaintiff or Defendant)
- [ ] 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- [ ] 400 State Reapportionment
- [ ] 410 Antitrust
- [ ] 430 Banks and Banking
- [ ] 450 Commerce
- [ ] 460 Deportation
- [X] 470 Racketeer Influenced and Corrupt Organizations
- [ ] 480 Consumer Credit
- [ ] 490 Cable/Sat TV
- [ ] 810 Selective Service
- [ ] 850 Securities/Commodities/ Exchange
- [ ] 875 Customer Challenge 12 USC 3410
- [ ] 890 Other Statutory Actions
- [ ] 891 Agricultural Acts
- [ ] 892 Economic Stabilization Act
- [ ] 893 Environmental Matters
- [ ] 894 Energy Allocation Act
- [ ] 895 Freedom of Information Act
- [ ] 900Appeal of Fee Determination Under Equal Access to Justice
- [ ] 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

- [X] 1 Original Proceeding
- [ ] 2 Removed from State Court
- [ ] 3 Remanded from Appellate Court
- [ ] 4 Reinstated or Reopened
- [ ] 5 Transferred from another district (specify)
- [ ] 6 Multidistrict Litigation
- [ ] 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
18 U.S.C. Section 1961-1065 (RICO)

Brief description of cause:
Illegal investments in offshore criminal organizations.

VII. REQUESTED IN COMPLAINT:

- [ ] CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $ 146,000,000.00

CHECK YES only if demanded in complaint:
JURY DEMAND: [X] Yes [ ] No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE See attached. DOCKET NUMBER See attached.

DATE 08/24/2011

SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

Civil Cover Sheet
(Attachment)

I. Defendants:

Neuberger Berman, LLC, Neuberger Berman Management LLC, Benjamin Segal, Milu E. Komer, Peter E. Sundman, Jack L. Rivkin, John Cannon, Faith Colish, Martha C. Goss, C. Anne Harvey, Robert A. Kavesh, Howard A. Mileaf, Edward I. O'Brien, William E. Rulon, Cornelius T. Ryan, Tom D. Seip, Candace L. Straight, and Peter P. Trapp.

Nominal Defendant:

Neuberger Berman Equity Funds d/b/a Neuberger Berman International Fund.

VIII. Related Cases:

Gamoran v. Neuberger Berman Management LLC, et al.
Docket No. 08 Civ. 10807 (DLC)
Hon. Denise Cote
(voluntarily dismissed without prejudice)

Gamoran v. Neuberger Berman Management LLC, et al.
Docket NO. 1:10-cv-06234 (LBS)
Hon. Leonard Sand
(dismissed without prejudice so the Board could consider demand)